Exhibit 99.1

Hi everyone,

My name is Grace Harlow, and I am an appraiser on the Masterworks acquisitions team.

Our latest offering is a painting by Adrian Ghenie titled, “xTxhxex xTxrxixpx.” This work is a characteristic exploration of historical and artistic narratives, which include elements of both realism and abstraction.

Adrian Ghenie is one of the most celebrated and influential contemporary artists working today. Per Artprice, in 2021, Adrian Ghenie was ranked in the top 60 artists, with total auction turnover of almost $40 million.

To find investment quality works by the artist, our acquisitions team is actively sourcing works by Adrian Ghenie, and has been offered over 45 examples from around the world, some of which are priced in excess of $6 million. Of these 45 works, we have carefully selected 4 to be offered on the Masterworks platform.

As of June 2022, large-scale paintings by Ghenie, that include historical figures, represent some of the artist’s top auction records.

Examples include “Degenerate Art” (2016), which sold for almost $9.3 million on May 19, 2022 at Sotheby’s, New York, “Charles Darwin at the Age of 75” (2014), sold for the USD equivalent of over $7.4 million on December 1, 2021 at Christie’s, Hong Kong and “Lidless Eye” (2016-2018), which sold for the USD equivalent of $7.1 million on October 6, 2020 at Sotheby’s, Hong Kong.

Between June 2014 and December 2021, auction sales of Ghenie’s paintings similar to the offering, have increased at an estimated annualized appreciation rate of 15.4%.